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swayze.nyc Join our crowdfunding campaign with as little as $100 and become a part of the Swayze movement. ⚡

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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wwisniaw Kuba doesn't look Gen Z anymore

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Liked by **kuba.h** and **53 others**

1 day ago

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